mwe.com

August 5, 2021

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Alan Campbell Christine Westbrook Franklin Wyman Lynn Dicker

Re:	Pasithea Therapeutics Corp. Amendment No. 2 to Registration Statement on Form S-1 Filed June 22, 2021 File No. 333-255205

Dear Mr. Campbell:

On behalf of Pasithea Therapeutics Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated July 1, 2021, relating to the above referenced Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-255205) filed by the Company on June 22, 2021 (the “Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-255205) (“Amendment No. 3”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. We have also enclosed a courtesy copy of Amendment No. 3, marked to indicate changes from the Registration Statement filed on June 22, 2021, as Exhibit A. For your convenience, the Company is also delivering via email a copy of this letter and its enclosures.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary

Services, page 5

1.	We note your response to comment 2 and comment 3. You state on page 6 that you have no immediate plans to obtain regulatory approvals from the referenced agencies in the UK and on page 7 that the care quality commission will initially be under Purecare Ltd. Please revise your description of the Zen Knightsbridge and Holborn and Zen Baker collaboration agreements, the lead in to the graphic on page 7 and the related graphic to make clear the limited services you currently perform as distinct from the services you have agreed to perform. Ensure that the graphic does not suggest that you currently operate any clinics in the UK. Additionally, your revised disclosure indicates that you will receive 30% of the gross revenue which results from the provision of the treatments provided at the Zen Knightsbridge Clinic and the Zen Baker Clinic. However, the terms of each agreement, filed as exhibits to your registration statement, state that you will receive 30% of the revenues from ketamine infusion treatments and any other treatments agreed by the parties and that you will not be entitled to any revenues for any other treatments. Please reconcile your disclosure or advise.

Response: In response to the Staff’s comments, we have revised our disclosure to clarify that the Company has no plan to obtain CQC registration, and that Purecare and Portman will be obtaining and maintaining CQC registrations for the Zen clinics in the UK. We have also revised our disclosure to clarify that the Company will receive 30% of all revenue (less certain staff costs) which results from the provision of ketamine infusion treatments and other treatments as agreed by the parties from time to time.

2.	We note your revised disclosure indicating that you intend to enter into BSSAs with Nadelson Medical PLLC and Nadelson Medical of CA, P.C. We note that Adam Nadelson is one of your stockholders and that he also appears to be the CEO of The IV Doc. Please revise your disclosure to briefly discuss (i) the nature of the relationship between you, Adam Nadelson and The IV Doc and (ii) any regulatory risks associated with affiliated entities regarding the corporate practice of medicine or fee-splitting.

Response: In response to the Staff’s comments, we have revised our disclosure to disclosure that (i) Adam Nadelson is the CEO of The IV Doc and he also has voting power over 450,000 shares of our Common Stock held by Living Trust of Adam Nadelson, and (ii) any regulatory risks associated with affiliated entities regarding the corporate practice of medicine or fee-splitting.

Please contact me at 212 547-5885 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form S-1.

Sincerely,

/s/ Robert Cohen

cc:	Tiago Reis Marques, Chief Executive Officer